Exhibit 99.1

Quipt Expands in California with Acquisition of NorCal Respiratory Reaching 90 Locations Nationwide

Acquisition Adds $3.2 Million in Annualized Revenues, Over 650K Adjusted EBITDA Post Integration

Cincinnati, Ohio – June 7, 2022 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is very pleased to announce that it has acquired NorCal Respiratory, Inc. (“NorCal Respiratory”), a business with operations in California, reporting unaudited trailing 12-month annual revenues of approximately $3.2 million and with anticipated Adjusted EBITDA (defined below) of $650,000 post integration. As a reminder, all figures stated are in USD.

Quipt is undertaking an ongoing national expansion effort with the goal of economically growing its operating footprint to serve as a leader in respiratory homecare across the United States. Quipt has built out a significant infrastructure platform which is highly scalable and allows the opportunity for the Company to efficiently integrate acquired businesses resulting in meaningful cost synergies and revenue growth opportunities.

Acquisition Details

The acquisition encompasses three locations in California, covering the northern portion of the state, bringing Quipt’s national location base to 90. The Company initially entered California in the middle of 2021 and added three more locations through the acquisition of Good Night Medical, LLC in April 2022. The Company is now able to cover a substantially larger area of patients, providing a second hub in the northern portion of the state for Quipt to grow its infrastructure. The acquisition adds over 600 referring physicians, bringing Quipt’s national referring network base to over 19,600, and increases Quipt’s active patient count by over 3,600, bringing Quipt’s total to approximately 184,000 active patients nationally.

Additionally, NorCal Respiratory has a strong management team in place focused on clinical excellence, and like Quipt, offers high-quality service, equipment, and supplies. NorCal Respiratory has several important insurance contracts and the expansionary operating footprint aligns closely with regions that have a high prevalence of Chronic Obstructive Pulmonary Disease (“COPD”), a key target patient group. According to the National Institutes of Health (NIH), over 1.3 million people in California have COPD1. The acquisition possesses a heavily weighted respiratory product mix standing at 98% with the opportunity to introduce Quipt’s robust ventilation therapy program to the current and future patient base.

The integration process will allow for Quipt’s best-in-class subscription-based resupply program to be firmly cemented creating an immediate revenue synergy. Moreover, NorCal Respiratory has strong diversification amongst referral sources, and its payor base. Under the terms of the definitive purchase agreement, Quipt acquired NorCal Respiratory for approximately $3.1 million in cash. It is expected the acquisition will increase Quipt’s annual revenues by approximately $3.2 million, and, post integration, Adjusted EBITDA by $650,000.

Management Commentary

“We are extremely excited to close the acquisition of NorCal Respiratory, providing us a further expansionary opportunity in California to grow our market share. California is an attractive market that we have been looking to further expand in with over 1.3 million COPD sufferers across the state, and we are thrilled to be able to do so on the heels of this acquisition,” said Greg Crawford, Chairman and CEO of Quipt. “Our ventilation program is an immediate cross selling opportunity for us, and we anticipate that our automated resupply program will provide an actionable revenue synergy for us. The 98% respiratory product mix and coverage sphere of NorCal make it a very strong acquisition for us, and we are laser-focused on efficiently integrating the business to drive cost synergies and further revenue growth opportunities that drive consistent financial results and margin stability. We have an unparalleled scalable platform, driven by the patient-centric ecosystem we have created, and this strategy is allowing us to grow market share both organically and inorganically, and we look forward to building our platform out across California. Our current pipeline contains a wide range of respiratory care targets in terms of size and scale, and we are incredibly enthused about our value proposition to potential sellers in the marketplace. We look forward to having compelling targets come through the funnel to closing, increasing our scale across the United States.”

1 Source: https://www.nhlbi.nih.gov/health-topics/education-and-awareness/copd-learn-more-breathe-better/state-prevalence

Chief Financial Officer Hardik Mehta added, “This acquisition allows us to build out our operating footprint in California as we reach nearly 184,000 active patients, over 19,600 referring physicians, and add $3.2 million in revenue and a meaningful EBITDA contribution. We are pleased with the consistent performance across our entire operation year to date, including the return to 2% sequential organic growth in our recently reported fiscal second quarter. The bullish regulatory environment, secular tailwinds and need for respiratory homecare have us perfectly suited to continue to accelerate our growth prospects. We continue to follow our disciplined approach to M&A, adhering to a stringent acquisition criterion and believe it is this prudency that has led to our robust financial and operating performance. Like with NorCal, our focus will remain on closing more favorable acquisitions over the near term.”

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

Readers are cautioned that the financial information regarding the acquisition disclosed herein is unaudited and derived as a result of the Company’s due diligence, including a review of the acquisition’s bank statements and tax returns.

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder, and regulatory approvals.

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

It is expected the acquisition will increase Quipt’s annual revenues by approximately $3.2 million, and, post integration, Adjusted EBITDA by $650,000.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: post integration financial results (revenue and Adjusted EBITDA) of NorCal Respiratory; Quipt adding patients to its subscription-based resupply program; Quipt’s acquisition pipeline and pace of further acquisitions; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the acquisition achieving results at least as good as historical performances; the financial information regarding the acquisition being verified when included in the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada as set out in the CPA Canada Handbook – Accounting under Part I, which incorporates International Financial Reporting Standards as issued by the International Accounting Standards Board; the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions; the Company organically growing at a rate of 10% and completing acquisitions that add at least $25 million in new revenue in order to meet 2022 outlook. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, as applicable, including interest expense, income taxes, depreciation, amortization, stock- based compensation, goodwill impairment and change in fair value of debentures and financial derivatives.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com